SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1 )1
                                       --


                          ADVANCED RADIO TELECOM CORP.
             -----------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
              ----------------------------------------------------
                           (Title Class of Securities)

                                  00743 U 10 1

                                 (CUSIP Number)

                               Kenneth J. Zinghini
                              Senior Vice President
                          Winstar Communications, Inc.
                                685 Third Avenue
                            New York, New York 10017
                                  212-792-9800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2000
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box |_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No.    00743U 10 1                        Page   2   of   4   Pages
-------------------------                       -------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Winstar Communications, Inc.
                  13-3585278
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                         (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                 00-See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              |_|

                 N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                              0
                            ----------------------------------------------------
         NUMBER OF          8       SHARED VOTING POWER
          SHARES                              0
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY           9        SOLE DISPOSITIVE POWER
           EACH
         REPORTING                            0
          PERSON            ----------------------------------------------------
           WITH             10       SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            Page 2 of 4 Pages

                                  SCHEDULE 13D

CUSIP No.    00743U 10 1                          Page   3   of   4   Pages
------------------------                          ---------------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 WINSTAR LHC1 LLC
                 13-3585278
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                       (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                 00-See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            |_|

                 N/A
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                              0
         NUMBER OF          ----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             0
           EACH             ----------------------------------------------------
         REPORTING          9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                               0
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            Page 3 of 4 Pages

Item 5.           Interest in Securities of Issuer.

                  Item 5 is hereby amended by the addition of the following:

                  Effective December 31, 1999, the LLC was merged into Winstar. On February 3, 2000, as a result of the sale of all of the shares of the Issuer owned by Winstar, Winstar ceased to be the beneficial owner of any shares of the Issuer. Sales of the shares of the Issuer owned by Winstar were made by Winstar on the following dates:

                      Date                                Number of Shares Sold
                      ----                                ---------------------
                    1/21/00                                       78,000
                    1/24/00                                      100,000
                    1/26/00                                       50,000
                    1/27/00                                       75,000
                    1/28/00                                      100,000
                    1/31/00                                       25,000
                     2/1/00                                        5,000
                     2/3/00                                    2,880,864



                                   SIGNATURES

           After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 4, 2000

                                        WINSTAR COMMUNICATIONS, INC.


                                                /S/ Kenneth J. Zinghini
                                        By:  ________________________________
                                               Kenneth J. Zinghini
                                        Title: Senior Vice President


                                Page 4 of 4 Pages